GENOBANK. IO INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Genobank.io Inc.
San Mateo, California.

We have reviewed the accompanying financial statements of Genobank.io Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 26, 2021
Los Angeles, California

GENOBANK.IO INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 94,103	$ 1,027
Prepaids and other current assets	1,079	1,619
Total current assets	**95,182**	**2,646**
Property and Equipment, net	17,616	3,832
Total assets	**$ 112,798**	**$ 6,478**
LIABILITIES AND STOCKHOLDERS' EQUITY		
SAFEs note	165,000	165,000
Convertible Note	25,000	-
Total liabilities	**190,000**	**165,000**
STOCKHOLDERS EQUITY		
Common Stock	71	71
Subscription receivable	-	(71)
Equity Crowdfunding-Common Stock	423,787	-
Additional paid in capital	50	50
Retained earnings/(Accumulated Deficit)	(501,110)	(158,572)
Total stockholders' equity	**(77,202)**	**(158,522)**
Total liabilities and stockholders' equity	**$ 112,798**	**$ 6,478**

See accompanying notes to financial statements.

GENOBANK.IO INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	-	-
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	346,540	94,143
Research and development	14,763	56,312
Sales and marketing	31,235	8,103
Total operating expenses	392,538	158,558
Operating income/(loss)	(392,538)	(158,558)
Interest expense	-	-
Other Loss/(Income)	(50,000)	-
Income/(Loss) before provision for income taxes	(342,538)	(158,558)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(342,538)**	**(158,558)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock						
(in , $US)	Shares	Amount	Subscription receivable	Crowdfuning Equity- SAFEs	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**7,100,000**	**$ 71**	**$ (71)**		**$ 50**	**$ (14)**	**$ 36**
					-		-
Sharebased Compensation					-		-
Net income/(loss)						(158,558)	(158,558)
Balance—December 31, 2019	4,388,689	$ 71	$ (71)		$ 50	$ (158,572)	**$ (158,522)**
Capital raised on crowdfunding - SAFEs				423,787	-		423,787
Capital contribution			71		-		71
Net income/(loss)						(342,538)	(342,538)
Balance—December 31, 2020	**4,388,689**	**$ 71**	**$ -**	**$ 423,787**	**$ 50**	**$ (501,110)**	**$ (77,202)**

See accompanying notes to financial statements.

GENOBANK.IO INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (342,538)	$ (158,558)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of eqipment	4,407	14
Changes in operating assets and liabilities:		
Prepaids and other current assets	540	(1,619)
Net cash provided/(used) by operating activities	**(337,591)**	**(160,163)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(18,191)	(3,846)
Net cash provided/(used) in investing activities	**(18,191)**	**(3,846)**
CASH FLOW FROM FINANCING ACTIVITIES		
Subscription receivable	71	-
Issuance of SAFE notes	-	165,000
Borrowing on Convertible Notes	25,000	-
Capital raised on Crowdfunding equity	423,787	
Net cash provided/(used) by financing activities	**448,858**	**165,000**
Change in cash	93,076	991
Cash—beginning of year	1,027	36
Cash—end of year	**$ 94,103**	**$ 1,027**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	$ -
Issuance of equity in return for accrued payroll and other liabilities		$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Genobank.io Inc., was incorporated on May 24, 2018 ("Inception") in the State of Delaware. The financial statements of Genobank.io Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Mateo, CA.

Genobank.io Inc., is a decentralized platform that enables users to establish ownership, store, process & control of their Genomic data by using our Blockchain enabled and patent pending "In Crypto Saliva DNA extraction Kit". After receiving your saliva sample stored our FDA approved kit, we'll process it in a CLIA certified Lab within US to obtain your DNA data and deposit the resulting files into a personal, safe data container that will be encrypted using your private key, so only the owner of that secret can read the data.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limit.

Restricted cash

Restricted cash is that portion of cash that is set aside for a specific purpose and is not available for general business use on an immediate basis. This cash is held on a special account (escrow account) and it pertains to fundraising from crowdfunding campaign, and it remain separate from the rest of the company's cash and cash equivalent.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer and equipment	5 years

Income Taxes

Genobank.io. Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Amount due from the owner	1,079	1,619
Total Other Current Liabilities	**1,079**	**1,619**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with par value $0,00001. As of December 31, 2020, and December 31, 2019, 7,100,000 have been issued and are outstanding.

DEBT

SAFE(s)

The summary of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

				As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	Discount	2020	2019
Safes I - IX	Fiscal Year 2019	$ 7,000,000	25%	$ 165,000	$ 165,000
Total SAFE(s)				**$ 165,000**	**$ 165,000**

During 2019, the company received money in the amount of $165,000 from investors in the form of SAFEs notes that will later be converted into Preferred Stock. If there is a Liquidity Event before the termination of this Safe, the company will automatically issue to the investor a number of Safe Preferred Stock equal to the purchase amount divided by the discounted price. As of December 31, 2020, the SAFE has not yet converted to equity. The entire notes have been classified as non-current.

Convertible Note

The following is the summary of the convertible note:

| | | | | For the Year Ended December 2020 | | | | | |
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Promissory Note	$ 25,000	2.00%	8/7/2020	8/7/2022	$ 208	$ 208	$ -	$ 25,000	$ 25,000
Total					$ 208	$ 208	$ -	$ 25,000	$ 25,000

The convertible notes are convertible into preferred stock at a conversion price equal to the lesser of either (1) the product obtained by multiplying (x) the per share price of the Preferred Stock by (y) 100% minus 25% or (2) the quotient obtained by dividing (A) $7,500,000 (the "Target Valuation") by (B) the Fully Diluted Capitalization of the Company, as of immediately prior to the initial closing of the Qualified Equity Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (102,213)	$ (47,060)
Valuation Allowance	102,213	47,060
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (149,277)	$ (47,064)
Valuation Allowance	149,277	47,064
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $105,054, and the Company had state net operating loss ("NOL") carryforwards of approximately $105,054. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

As of December 31, 2019, the company has a receivable from its founder and CEO Daniel Uribe Benitez in the amount of $1,079.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 26, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $392,538, an operating cash flow loss of $18,191 and liquid assets in cash of $94,103, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.